                                    FORM 11-K

                               [x] ANNUAL REPORTS
                          PURSUANT TO SECTION 15(d) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 1998


                                       OR


                              [ ] TRANSITION REPORT
                          PURSUANT TO SECTION 15(d) OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                                [NO FEE REQUIRED]

For the transition period from                    to
                               ------------------     ---------------------

Commission file number 1-1153


                           NEWMONT MINING CORPORATION
               RETIREMENT SAVINGS PLAN FOR HOURLY-RATED EMPLOYEES
               --------------------------------------------------
                                (Title of Plans)

                           NEWMONT MINING CORPORATION
                           --------------------------
                             (Issuer of Securities)

                   1700 Lincoln Street, Denver, Colorado 80203
                   -------------------------------------------
                          (Principal Executive Office)

                        NEWMONT RETIREMENT SAVINGS PLAN
                          FOR HOURLY - RATED EMPLOYEES
                FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
                        AS OF DECEMBER 31, 1998 AND 1997
             TOGETHER WITH REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
                                     INDEX

                                                                        Page(s)
                                                                      ----------

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS                                 F-2

FINANCIAL STATEMENTS:
  Statement of Net Assets Available for Plan Benefits,
    with Fund Information, as of December 31, 1998                       F-3

  Statement of Net Assets Available for Plan Benefits,
    with Fund Information, as of December 31, 1997                       F-4

  Statement of Changes in Net Assets Available for
    Plan Benefits, with Fund Information, for the Year
    Ended December 31, 1998                                           F-5 - F-6

NOTES TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES              F-7 - F-13

SCHEDULES SUPPORTING FINANCIAL STATEMENTS:
  Schedule I--Item 27a--Schedule of Assets Held for
    Investment Purposes as of December 31, 1998                          F-14

  Schedule II -- Item 27b -- Schedule of Loans in Default
    as of December 31, 1998                                          F-15 - F-25

  Schedule III--Item 27d--Schedule of Reportable Transactions,
    January 1, 1998 through December 31, 1998                        F-26 - F-27

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Participants and Administration Committee of the Newmont Retirement Savings Plan for Hourly-Rated Employees:

We have audited the accompanying statements of net assets available for plan benefits, with fund information, of the NEWMONT RETIREMENT SAVINGS PLAN FOR HOURLY-RATED EMPLOYEES (the "Plan") as of December 31, 1998 and 1997, and the related statement of changes in net assets available for plan benefits, with fund information, for the year ended December 31, 1998. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1998 and 1997, and the changes in net assets available for plan benefits for the year ended December 31, 1998, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes, loans in default and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The fund information in the statements of net assets available for plan benefits and the changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ Arthur Andersen LLP
---------------------------

Denver, Colorado,
  June 28, 1999.

                         NEWMONT RETIREMENT SAVINGS PLAN

                           FOR HOURLY-RATED EMPLOYEES


   STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION

                             AS OF DECEMBER 31, 1998



                                                                   Vanguard Fiduciary Trust Company
                                       ---------------------------------------------------------------------------------------------
                                                       Templeton                 Vanguard      Vanguard     Vanguard
                                            AIM       Developing     Vanguard    Extended       Inter-    LifeStrategy   Vanguard
                                       Constellation    Markets        500        Market       national   Conservative  LifeStrategy
                                            Fund,       Trust -       Index        Index         Growth      Growth        Growth
                                           Class A      Class I        Fund        Fund          Fund         Fund          Fund
                                       -------------  -----------  -----------  -----------  -----------  ------------  ------------
INVESTMENTS, at fair value:
    Registered investment companies/
       mutual funds                     $ 4,421,974   $    25,157  $10,138,146  $    67,798  $ 1,153,505  $ 1,645,915   $ 1,518,126
    Employer stock fund                         -             -            -            -            -            -             -
    Participant loans                           -             -            -            -            -            -             -
                                        -----------   -----------  -----------  -----------  -----------  -----------   -----------
              Total investments           4,421,974        25,157   10,138,146       67,798    1,153,505    1,645,915     1,518,126

RECEIVABLES:
    Employer/participant contributions       29,572           457       60,309        1,028        8,371       10,164        11,678
                                        -----------   -----------  -----------  -----------  -----------  -----------   -----------
NET ASSETS AVAILABLE FOR PLAN
    BENEFITS                            $ 4,451,546   $    25,614  $10,198,455  $    68,826  $ 1,161,876  $ 1,656,079   $ 1,529,804
                                        ===========   ===========  ===========  ===========  ===========  ===========   ===========


                                                                   Vanguard Fiduciary Trust Company
                                      --------------------------------------------------------------------------------
                                                                                 Vanguard
                                                      Vanguard       Vanguard     Total
                                         Vanguard    LifeStrategy     Prime        Bond
                                       LifeStrategy   Moderate        Money       Market       Newmont
                                          Income       Growth         Market      Index         Stock     Participant
                                           Fund         Fund           Fund        Fund         Fund         Loans        Total
                                       ------------  ------------  -----------  -----------  -----------  -----------  -----------
INVESTMENTS, at fair value:
    Registered investment companies/
       mutual funds                    $   620,050   $ 3,428,657   $ 4,881,300  $   296,193   $      -      $     -    $28,196,821
    Employer stock fund                        -             -             -            -      1,195,698          -      1,195,698
    Participant loans                          -             -             -            -            -      3,537,400    3,537,400
                                       -----------   -----------   -----------  -----------  -----------  -----------  -----------
              Total investments            620,050     3,428,657     4,881,300      296,193    1,195,698    3,537,400   32,929,919

RECEIVABLES:
    Employer/participant contributions       4,626        21,020        32,121        2,578        9,963          -        191,887
                                       -----------   -----------   -----------  -----------  -----------  -----------  -----------
NET ASSETS AVAILABLE FOR PLAN
    BENEFITS                           $   624,676   $ 3,449,677   $ 4,913,421  $   298,771  $ 1,205,661  $ 3,537,400  $33,121,806
                                       ===========   ===========   ===========  ===========  ===========  ===========  ===========

         The accompanying notes are an integral part of this statement.

                         NEWMONT RETIREMENT SAVINGS PLAN

                           FOR HOURLY-RATED EMPLOYEES


   STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION

                             AS OF DECEMBER 31, 1997



                                                                     Merrill Lynch Trust Company
                                      -------------------------------------------------------------------------------------------
                                                                                                                       Newmont
                                                                 Neuberger   MasterWorks                                Gold
                                                      PIMCO         &            S&P                                   Company
                                                       Low        Berman         500           AIM        Templeton     Common
                                                     Duration    Guardian       Stock     Constellation    Foreign      Stock
                                         Cash         Fund         Trust        Fund          Fund          Fund         Fund
                                      -----------  -----------  -----------  -----------  -------------  -----------  -----------
INVESTMENTS, at fair value:
    Cash and cash equivalents         $    38,946  $       -    $       -    $       -    $       -      $       -    $       -
    Collective investment funds               -            -            -            -            -              -            -
    Registered investment companies/
       mutual funds                           -      1,392,244    3,562,613    3,713,606    4,076,223        957,273          -
    Employer stock fund                       -            -            -            -            -              -      1,218,309
    Participant loans                         -            -            -            -            -              -            -
                                      -----------  -----------  -----------  -----------  -----------    -----------  -----------
              Total investments            38,946    1,392,244    3,562,613    3,713,606    4,076,223        957,273    1,218,309
                                      -----------  -----------  -----------  -----------  -----------    -----------  -----------
NET ASSETS AVAILABLE FOR PLAN
    BENEFITS                          $    38,946  $ 1,392,244  $ 3,562,613  $ 3,713,606  $ 4,076,223    $   957,273  $ 1,218,309
                                      ===========  ===========  ===========  ===========  ===========    ===========  ===========


                                                                 Merrill Lynch Trust Company
                                      ------------------------------------------------------------------------------------------
                                           U.S.
                                       Government
                                          Money      LifePath     LifePath     LifePath      LifePath     LifePath
                                         Market        2000         2010         2020          2030         2040     Participant
                                          Fund         Fund         Fund         Fund          Fund         Fund         Loans
                                       -----------  -----------  -----------  -----------  -----------  -----------  -----------
INVESTMENTS, at fair value:
    Cash and cash equivalents          $       -    $       -    $       -    $       -    $       -    $       -    $       -
    Collective investment funds          2,791,838      543,253    1,526,757    1,564,776      924,010    1,037,580          -
    Registered investment companies/
       mutual funds                            -            -            -            -            -            -            -
    Employer stock fund                        -            -            -            -            -            -            -
    Participant loans                          -            -            -            -            -            -      3,243,659
                                       -----------  -----------  -----------  -----------  -----------  -----------  -----------
              Total investments          2,791,838      543,253    1,526,757    1,564,776      924,010    1,037,580    3,243,659
                                       -----------  -----------  -----------  -----------  -----------  -----------  -----------
NET ASSETS AVAILABLE FOR PLAN
    BENEFITS                           $ 2,791,838  $   543,253  $ 1,526,757  $ 1,564,776  $   924,010  $ 1,037,580  $ 3,243,659
                                       ===========  ===========  ===========  ===========  ===========  ===========  ===========



                                           Total
                                        -----------
INVESTMENTS, at fair value:
    Cash and cash equivalents           $    38,946
    Collective investment funds           8,388,214
    Registered investment companies/
       mutual funds                      13,701,959
    Employer stock fund                   1,218,309
    Participant loans                     3,243,659
                                        -----------
              Total investments          26,591,087
                                        -----------
NET ASSETS AVAILABLE FOR PLAN
    BENEFITS                            $26,591,087
                                        ===========

         The accompanying notes are an integral part of this statement.

                         NEWMONT RETIREMENT SAVINGS PLAN

                           FOR HOURLY-RATED EMPLOYEES


         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS,
                              WITH FUND INFORMATION

                      FOR THE YEAR ENDED DECEMBER 31, 1998



                                                                          Merrill Lynch Trust Company
                                                -----------------------------------------------------------------------------------
                                                                                          MasterWorks
                                                                PIMCO        Neuberger        S&P
                                                                 Low         & Berman         500            AIM         Templeton
                                                               Duration      Guardian        Stock      Constellation     Foreign
                                                   Cash          Fund          Trust         Fund            Fund           Fund
                                                -----------   -----------   -----------   -----------   -------------   -----------
ADDITIONS:
    Investment income (loss)-
       Interest and dividends                   $        31   $       -     $       -     $       -     $       -       $       -
       Interest income, participant loans               -             -             -             -             -               -
       Net appreciation (depreciation)
          in the fair value of investments              -           7,844        72,104        25,534        (2,853)          3,863
                                                -----------   -----------   -----------   -----------   -----------     -----------
              Total investment income (loss)             31         7,844        72,104        25,534        (2,853)          3,863
                                                -----------   -----------   -----------   -----------   -----------     -----------
    Contributions-
       Employer                                         -             -             -             -             -               -
       Participant                                      -             -             -             -             -               -
       Participant loan repayments                      -             -             -             -             -               -
       Other                                            -             -             -             -             -               -
                                                -----------   -----------   -----------   -----------   -----------     -----------
              Total additions                            31         7,844        72,104        25,534        (2,853)          3,863
                                                -----------   -----------   -----------   -----------   -----------     -----------
DEDUCTIONS:
    Payment of benefits                                 -             -             -             -             -               -
    Participant loan withdrawals                        -             -             -             -             -               -
    Other                                               -             -             -             -             -               -
                                                -----------   -----------   -----------   -----------   -----------     -----------
              Total deductions                          -             -             -             -             -               -
                                                -----------   -----------   -----------   -----------   -----------     -----------
    Net increase (decrease) prior to interfund
       transfers                                         31         7,844        72,104        25,534        (2,853)          3,863
    Interfund transfers, net                            -             -             -             -             -               -
    Asset transfers from Merrill Lynch
       to Vanguard                                  (38,977)   (1,400,088)   (3,634,717)   (3,739,140)   (4,073,370)       (961,136)
                                                -----------   -----------   -----------   -----------   -----------     -----------
    Net increase (decrease)                         (38,946)   (1,392,244)   (3,562,613)   (3,713,606)   (4,076,223)       (957,273)

NET ASSETS AVAILABLE FOR
    PLAN BENEFITS:
       Beginning of period                           38,946     1,392,244     3,562,613     3,713,606     4,076,223         957,273
                                                -----------   -----------   -----------   -----------   -----------     -----------
       End of period                            $       -     $       -     $       -     $       -     $       -       $       -
                                                ===========   ===========   ===========   ===========   ===========     ===========



                                                                           Merrill Lynch Trust Company
                                                  --------------------------------------------------------------------------------
                                                    Newmont
                                                     Gold           U.S.
                                                    Company      Government
                                                     Common        Money       LifePath      LifePath      LifePath      LifePath
                                                     Stock         Market        2000          2010          2020          2030
                                                      Fund          Fund         Fund          Fund          Fund          Fund
                                                  -----------   -----------   -----------   -----------   -----------   -----------
ADDITIONS:
    Investment income (loss)-
       Interest and dividends                     $       -     $     1,616   $       -     $       -     $       -     $       -
       Interest income, participant loans                 -             -             -             -             -             -
       Net appreciation (depreciation)
          in the fair value of investments            (55,448)          -           2,869         8,083         9,460         5,768
                                                  -----------   -----------   -----------   -----------   -----------   -----------
              Total investment income (loss)          (55,448)        1,616         2,869         8,083         9,460         5,768
                                                  -----------   -----------   -----------   -----------   -----------   -----------
    Contributions-
       Employer                                           -             -             -             -             -             -
       Participant                                        -             -             -             -             -             -
       Participant loan repayments                        -             -             -             -             -             -
       Other                                              -             -             -             -             -             -
                                                  -----------   -----------   -----------   -----------   -----------   -----------
              Total additions                         (55,448)        1,616         2,869         8,083         9,460         5,768
                                                  -----------   -----------   -----------   -----------   -----------   -----------
DEDUCTIONS:
    Payment of benefits                                   -             -             -             -             -             -
    Participant loan withdrawals                          -             -             -             -             -             -
    Other                                                 -             -             -             -             -             -
                                                  -----------   -----------   -----------   -----------   -----------   -----------
              Total deductions                            -             -             -             -             -             -
                                                  -----------   -----------   -----------   -----------   -----------   -----------
    Net increase (decrease) prior to interfund
       transfers                                      (55,448)        1,616         2,869         8,083         9,460         5,768
    Interfund transfers, net                              -             -             -             -             -             -
    Asset transfers from Merrill Lynch
       to Vanguard                                 (1,162,861)   (2,793,454)     (546,122)   (1,534,840)   (1,574,236)     (929,778)
                                                  -----------   -----------   -----------   -----------   -----------   -----------
    Net increase (decrease)                        (1,218,309)   (2,791,838)     (543,253)   (1,526,757)   (1,564,776)     (924,010)

NET ASSETS AVAILABLE FOR
    PLAN BENEFITS:
       Beginning of period                          1,218,309     2,791,838       543,253     1,526,757     1,564,776       924,010
                                                  -----------   -----------   -----------   -----------   -----------   -----------
       End of period                              $       -     $       -     $       -     $       -     $       -     $       -
                                                  ===========   ===========   ===========   ===========   ===========   ===========





                                                  Merrill Lynch Trust Company
                                                 ------------------------------
                                                   LifePath
                                                     2040       Participant
                                                     Fund           Loans
                                                  -----------   -----------
ADDITIONS:
    Investment income (loss)-
       Interest and dividends                     $       -     $       -
       Interest income, participant loans                 -             -
       Net appreciation (depreciation)
          in the fair value of investments              6,068           -
                                                  -----------   -----------
              Total investment income (loss)            6,068           -
                                                  -----------   -----------
    Contributions-
       Employer                                           -             -
       Participant                                        -             -
       Participant loan repayments                        -             -
       Other                                              -             -
                                                  -----------   -----------
              Total additions                           6,068           -
                                                  -----------   -----------
DEDUCTIONS:
    Payment of benefits                                   -             -
    Participant loan withdrawals                          -             -
    Other                                                 -             -
                                                  -----------   -----------
              Total deductions                            -             -
                                                  -----------   -----------
    Net increase (decrease) prior to interfund
       transfers                                        6,068           -
    Interfund transfers, net                              -             -
    Asset transfers from Merrill Lynch
       to Vanguard                                 (1,043,648)   (3,243,659)
                                                  -----------   -----------
    Net increase (decrease)                        (1,037,580)   (3,243,659)

NET ASSETS AVAILABLE FOR
    PLAN BENEFITS:
       Beginning of period                          1,037,580     3,243,659
                                                  -----------   -----------
       End of period                              $       -     $       -
                                                  ===========   ===========

         The accompanying notes are an integral part of this statement.

                         NEWMONT RETIREMENT SAVINGS PLAN

                           FOR HOURLY-RATED EMPLOYEES


         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS,
                              WITH FUND INFORMATION

                      FOR THE YEAR ENDED DECEMBER 31, 1998



                                                                            Vanguard Fiduciary Trust Company
                                                          --------------------------------------------------------------------------
                                                                           Templeton                      Vanguard
                                                              AIM         Developing       Vanguard       Extended        Vanguard
                                                          Constellation     Markets          500           Market      International
                                                              Fund,         Trust -         Index          Index           Growth
                                                             Class A        Class I          Fund           Fund            Fund
                                                          -------------   ------------   ------------   ------------   -------------
ADDITIONS:
    Investment income (loss)-
       Interest and dividends                             $    109,919    $        510   $    153,906   $      4,671   $     23,225
       Interest income, participant loans                          -               -              -              -              -
       Net appreciation (depreciation)
         in the fair value of investments                      253,413          (2,610)     2,082,302         (4,867)       154,255
                                                          ------------    ------------   ------------   ------------   ------------
              Total investment income (loss)                   363,332          (2,100)     2,236,208           (196)       177,480
                                                          ------------    ------------   ------------   ------------   ------------
    Contributions-
       Employer                                                162,711           3,067        530,556          6,352         74,477
       Participant                                             375,121           8,735      1,274,283         30,357        186,917
       Participant loan repayments                             172,316             881        518,349          3,731         58,178
       Other                                                       -               -              -              -              -
                                                          ------------    ------------   ------------   ------------   ------------
              Total additions                                1,073,480          10,583      4,559,396         40,244        497,052
                                                          ------------    ------------   ------------   ------------   ------------
DEDUCTIONS:
    Payment of benefits                                       (316,150)            -         (917,690)        (1,849)      (103,357)
    Participant loan withdrawals                              (229,120)           (935)      (663,075)        (7,034)       (68,474)
    Other                                                          -               -              -             (224)           -
                                                          ------------    ------------   ------------   ------------   ------------
              Total deductions                                (545,270)           (935)    (1,580,765)        (9,107)      (171,831)
                                                          ------------    ------------   ------------   ------------   ------------
    Net increase (decrease) prior to interfund transfers       528,210           9,648      2,978,631         31,137        325,221
    Interfund transfers, net                                 3,923,336          15,966       (154,033)        37,689       (124,482)
    Asset transfers from Merrill Lynch to Vanguard                 -               -        7,373,857            -          961,137
                                                          ------------    ------------   ------------   ------------   ------------
    Net increase (decrease)                                  4,451,546          25,614     10,198,455         68,826      1,161,876

NET ASSETS AVAILABLE FOR PLAN
    BENEFITS:
       Beginning of period                                         -               -              -              -              -
                                                          ------------    ------------   ------------   ------------   ------------
       End of period                                      $  4,451,546    $     25,614   $ 10,198,455   $     68,826   $  1,161,876
                                                          ============    ============   ============   ============   ============

                                                                            Vanguard Fiduciary Trust Company
                                                          --------------------------------------------------------------------------

                                                               Vanguard                                    Vanguard        Vanguard
                                                             LifeStrategy     Vanguard       Vanguard     LifeStrategy       Prime
                                                             Conservative   LifeStrategy   LifeStrategy     Moderate         Money
                                                                Growth         Growth         Income         Growth          Market
                                                                 Fund           Fund           Fund           Fund           Fund
                                                             ------------   ------------   ------------   ------------   -----------
ADDITIONS:
    Investment income (loss)-
       Interest and dividends                             $     88,172   $     53,319   $     35,716   $    145,577   $    230,989
       Interest income, participant loans                          -              -              -              -              -
       Net appreciation (depreciation)
         in the fair value of investments                      141,722        204,237         29,817        371,627            -
                                                          ------------   ------------   ------------   ------------   ------------
              Total investment income (loss)                   229,894        257,556         65,533        517,204        230,989
                                                          ------------   ------------   ------------   ------------   ------------
    Contributions-
       Employer                                                 96,870        110,821         33,496        199,493        330,826
       Participant                                             217,363        240,997         91,386        454,883        633,556
       Participant loan repayments                              82,043        108,287         30,905        168,655        299,755
       Other                                                       -              -              -              -              574
                                                          ------------   ------------   ------------   ------------   ------------
              Total additions                                  626,170        717,661        221,320      1,340,235      1,495,700
                                                          ------------   ------------   ------------   ------------   ------------
DEDUCTIONS:
    Payment of benefits                                       (263,114)      (148,548)      (113,552)      (252,781)      (819,360)
    Participant loan withdrawals                              (128,035)      (130,359)       (27,835)      (259,747)      (263,826)
    Other                                                          -              -              -              -              -
                                                          ------------   ------------   ------------   ------------   ------------
              Total deductions                                (391,149)      (278,907)      (141,387)      (512,528)    (1,083,186)
                                                          ------------   ------------   ------------   ------------   ------------
    Net increase (decrease) prior to interfund transfers       235,021        438,754         79,933        827,707        412,514
    Interfund transfers, net                                  (113,782)        47,402         (1,379)       117,956        268,387
    Asset transfers from Merrill Lynch to Vanguard           1,534,840      1,043,648        546,122      2,504,014      4,232,520
                                                          ------------   ------------   ------------   ------------   ------------
    Net increase (decrease)                                  1,656,079      1,529,804        624,676      3,449,677      4,913,421

NET ASSETS AVAILABLE FOR PLAN
    BENEFITS:
       Beginning of period                                         -              -              -              -              -
                                                          ------------   ------------   ------------   ------------   ------------
       End of period                                      $  1,656,079   $  1,529,804   $    624,676   $  3,449,677   $  4,913,421
                                                          ============   ============   ============   ============   ============












                                                                      Vanguard Fiduciary Trust Company
                                                         ----------------------------------------------------------
                                                           Vanguard
                                                             Total
                                                             Bond
                                                            Market            AIM          Newmont
                                                             Index      Constellation      Stock       Participant
                                                             Fund            Fund           Fund           Loans          Total
                                                         ------------   -------------   ------------   ------------   ------------
ADDITIONS:
    Investment income (loss)-
       Interest and dividends                            $      7,240   $         10    $      6,246       $    -     $    861,147
       Interest income, participant loans                         -              -               -          302,397        302,397
       Net appreciation (depreciation)
         in the fair value of investments                        (325)       376,437        (472,064)           -        3,217,236
                                                         ------------   ------------    ------------   ------------   ------------
              Total investment income (loss)                    6,915        376,447        (465,818)       302,397      4,380,780
                                                         ------------   ------------    ------------   ------------   ------------
    Contributions-
       Employer                                                 7,358        122,068          96,949            -        1,775,044
       Participant                                             22,608        303,749         225,156            -        4,065,111
       Participant loan repayments                              7,262        120,253          84,832     (1,655,447)           -
       Other                                                      -              -               -              -              574
                                                         ------------   ------------    ------------   ------------   ------------
              Total additions                                  44,143        922,517         (58,881)    (1,353,050)    10,221,509
                                                         ------------   ------------    ------------   ------------   ------------
DEDUCTIONS:
    Payment of benefits                                          (726)      (197,616)       (167,764)      (388,059)    (3,690,566)
    Participant loan withdrawals                              (13,555)      (162,236)        (80,621)     2,034,852            -
    Other                                                         -              -              -              -             (224)
                                                         ------------   ------------    ------------   ------------   ------------
              Total deductions                                (14,281)      (359,852)       (248,385)     1,646,793     (3,690,790)
                                                         ------------   ------------    ------------   ------------   ------------
    Net increase (decrease) prior to interfund transfers       29,862        562,665        (307,266)       293,743      6,530,719
    Interfund transfers, net                                  268,909     (4,636,035)        350,066            -              -
    Asset transfers from Merrill Lynch to Vanguard                -        4,073,370       1,162,861      3,243,657            -
                                                         ------------   ------------    ------------   ------------   ------------
    Net increase (decrease)                                   298,771            -         1,205,661      3,537,400      6,530,719

NET ASSETS AVAILABLE FOR PLAN
    BENEFITS:
       Beginning of period                                        -              -               -              -       26,591,087
                                                         ------------   ------------    ------------   ------------   ------------
       End of period                                     $    298,771       $    -      $  1,205,661   $  3,537,400   $ 33,121,806
                                                         ============   ============    ============   ============   ============

         The accompanying notes are an integral part of this statement.

                         NEWMONT RETIREMENT SAVINGS PLAN

                           FOR HOURLY-RATED EMPLOYEES

            NOTES TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

                            DECEMBER 31, 1998 AND 1997

(1) DESCRIPTION OF PLAN

The following description of the Newmont Retirement Savings Plan for Hourly-Rated Employees (the "Plan") (formerly known as Newmont Gold Company Hourly Retirement Savings Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

    General

The Plan was established on October 1, 1991 by Newmont Gold Company (the "Company"). The Plan is a collectively bargained, defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). Benefits under the Plan are not subject to guarantee by the Pension Benefit Guaranty Corporation.

    Plan Amendment

Effective January 1, 1998, the Plan was amended and restated to appoint a new trustee, administrator and custodian ("Trustee"). Plan assets transferred to the new Trustee were transferred into investment funds comparable to those maintained by the previous custodian. As a result of the transfer, a "Black Out" period commenced beginning December 17, 1997 and continued through February 13, 1998. During the Black Out period, employee and matching employer contributions continued and were deposited and held in a temporary Equity Fund. Subsequent to the Black Out period, these Equity Fund contributions were transferred into appropriate investment funds, as designated by each participant.

    Trust

Trustee, record keeping and investment management services were transferred on January 1, 1998 from Merrill Lynch Group Employee Services to the Vanguard Group, Inc. ("Vanguard").

An Investment Committee of not less than three nor more than five members is appointed by the Company's Board of Directors. The Investment Committee evaluates the performance of the Trustee, may retain independent advisors and consultants, and selects the investment fund options offered under the Plan.

    Eligibility and Contributions

Hourly employees are eligible to participate in the Plan on the first day of the first month following 45 days of work. Participants may elect to contribute to the Plan up to 15% of their Plan eligible compensation, to a maximum of $10,000 on a pre-tax basis for the 1998 Plan year. Participants' contributions are matched 100% by the Company, not to exceed 5% of all regular compensation. Effective January 1, 1999, the Company match may be made in the Company's parent stock. Total annual additions under the Plan and all other plans sponsored by the Company are limited to the lesser of 25% of eligible compensation or $30,000. Annual additions are defined as the participant's contributions and the Company's matching contributions.

    Vesting

Participants are fully vested in their contributions. Participants are vested in Company contributions 20% for each year of service, up to a maximum of 100% after four years of service. Additionally, participants may become fully vested in the matching Company contributions upon death, retirement, change in Company control or termination of the Plan.

Forfeited non-vested account balances are applied to future Company matching contributions. During 1998, no contributions were reduced as a result of these forfeitures. At December 31, 1998 and 1997, forfeited non-vested accounts totaled $196,149 and $38,946, respectively.

Under Plan provisions, the Trustee may accept "rollover contributions" from participants. Rollover contributions represent distributions to a participant from another plan, which plan meets the requirements of Section 401(a) of the Internal Revenue Code (the "Code"). Rollover contributions are fully vested and are not taken into account, or do not affect in any way, the maximum annual contribution limitation.

    Participant Accounts

An individual plan account is maintained for each participant within the Plan. Each participant's account is credited with the participant's contributions, the corresponding Company matching contributions and an allocation of plan earnings calculated daily, based on participant account balances.

    Payment of Benefits

Upon retirement, death, disability, or termination of service, a participant may elect to receive a lump sum distribution equal to his or her vested account balance. Hardship withdrawals are also allowed if certain criteria are met.

    Investments

Participants may currently invest their contributions and their corresponding Company matching contributions in the following investment funds:

    o AIM Constellation Fund, Class A - Seeks capital appreciation. The fund invests primarily in common stocks, emphasizing small to mid-size emerging-growth companies.

    o Templeton Developing Markets Trust - Class I - Seeks long-term capital appreciation. The fund normally invests at least 65% of assets in equity securities of developing markets issuers. It maintains investments in at least three developing markets.

    o Vanguard 500 Index Fund - Seeks to provide long-term growth of capital and income from dividends by holding all of the 500 stocks that make up the unmanaged Standard & Poor's 500 Composite Stock Price Index, a widely recognized benchmark of U.S. stock market performance.

    o Vanguard Extended Market Index Fund - Seeks to provide long-term growth of capital by attempting to match the performance of the Wilshire 4500 Equity index, an unmanaged index made up mostly of mid and small-capitalization companies.

    o Vanguard International Growth Fund - Seeks to provide long-term growth of capital by investing stocks of high-quality, seasoned companies based outside the United States. Stocks are selected from more than 15 countries.

    o Vanguard LifeStrategy Conservative Growth Fund - Seeks to provide a high level of income and moderate long-term growth of capital and income by investing in five Vanguard funds; a domestic stock fund, an international stock fund, two bond funds, and an asset allocation fund. The fund's asset allocation ranges are expected to be 25% - 50% stocks, 50% - 75% bonds, and 0% - 25% cash investments.

    o Vanguard LifeStrategy Growth Fund - Seeks to provide long-term growth of capital by investing in four other Vanguard funds: a domestic stock fund, an international stock fund, a bond fund, and an asset allocation fund. The fund's asset allocation ranges are expected to be 65% - 90% stocks, 10% - 35% bonds, and 0% - 25% cash investments.

    o Vanguard LifeStrategy Income Fund - Seeks to provide a high level of income by investing in four Vanguard funds: a stock fund, two bond funds, and an asset allocation fund. The fund's asset allocation ranges are expected to be 5% - 30% stocks, 70% - 95% bonds, and 0% - 25% cash investments.

    o Vanguard LifeStrategy Moderate Growth Fund - Seeks to provide a reasonable level of income and long-term growth of capital and income by investing in four Vanguard funds: a domestic stock fund, an international stock fund, a bond fund, and an asset allocation fund. The fund's asset allocation ranges are expected to be 45% - 70% stocks, 30%
        - 55% bonds, and 0% - 25% cash investments.

    o Vanguard Prime Money Market Fund - Seeks to provide high income and a stable share price of $1 by investing in short-term, high-quality money market instruments issued by financial institutions, nonfinancial corporations, the U.S. government, and federal agencies.

    o Vanguard Total Bond Market Index Fund - Seeks to provide a high level of interest income by attempting to match the performance of the unmanaged Lehman Brothers Aggregate Bond Index, which is a widely recognized measure of the entire taxable U.S. bond market.

    o Newmont Stock Fund - Invests in the common stock of the Newmont Mining Corporation. Seeks to provide the potential for long-term growth through increases in the value of the stock and reinvestment of its dividends.

Participants' investment choices with the previous trustee included the following investment funds:

    o PIMCO Low Duration Fund - Holds cash and shares of the PIMCO Low Duration Mutual Fund which invests in a diversified portfolio of fixed-income securities with an average duration between one and three years.

    o Neuberger & Berman Guardian Trust - A growth and income fund which invests in stocks of established high-quality companies considered to be undervalued in comparison to stocks of similar companies.

    o Merrill Lynch - MasterWorks S&P 500 Stock Fund - Invests in the companies included in the Standard & Poor's 500 Index.

    o AIM Constellation Fund - Aggressively seeks capital appreciation by investing principally in common stocks, with emphasis on medium-sized and smaller emerging-growth companies.

    o Templeton Foreign Fund - Seeks long-term capital growth through a flexible policy of investing in stocks and debt obligations of companies and governments outside the United States.

    o Newmont Gold Company Common Stock Fund - Invests solely in the common stock of Newmont Gold Company.

    o Merrill Lynch - U.S. Government Money Market Fund - Invests primarily in securities of the U.S. Government or its agencies with maturities of less than one year.

    o Merrill Lynch - LifePath Collective (five fund elections) - The LifePath Funds invest in a changing mix of U.S. and international stocks, bonds, and money market securities according to the targeted retirement year of the investor.

The cost basis of the Plan's investment funds was $30,815,119 and $24,555,157 at December 31, 1998 and 1997, respectively. The fair market value of individual investment funds representing 5% or more of the Plan's net assets as of December 31, 1998 and 1997 were as follows:

                                                   1998
                                               -----------
AIM Constellation Fund, Class A                $ 4,421,974
Vanguard 500 Index Fund                         10,138,146
Vanguard LifeStrategy Moderate Growth Fund       3,428,657
Vanguard Prime Money Market Fund                 4,881,300
Participant Loans                                3,537,400

                                                  1997
                                               -----------
PIMCO Low Duration Fund                        $ 1,392,244
Neuberger & Berman Guardian Trust                3,562,613
MasterWorks S&P 500 Stock Fund                   3,713,606
AIM Constellation Fund                           4,076,223
Merrill Lynch - U.S. Government
     Money Market Fund                           2,791,838
Merrill Lynch - LifePath 2010 Fund               1,526,757
Merrill Lynch - LifePath 2020 Fund               1,564,776
Participant Loans                                3,243,659

    Loans

Loans may be made to participants from their individual plan account, with a minimum loan amount of $1,000 and a maximum amount equal to the lesser of (a) 50% of such participant's vested balance or (b) $50,000. The interest rate on such loans is determined by the Trustee and is based on the prime lending rate at the date of the loan, plus 1%, and is fixed over the term of the loan. The term/repayment period may be up to five years, or up to 15 years if loan proceeds are used for the purchase of a principal residence.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting. The preparation of the financial statements in conformity with generally accepted accounting principles requires the Plan's management to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from these estimates.

    Valuation of Investments

The Plan's investment funds are stated at fair value based on quoted market prices, which was readily determinable at December 31, 1998 and 1997. Cash equivalents and participant loans are stated at cost which approximates fair value.

    Net Appreciation (Depreciation) in Fair Value of Investments

The increase (decrease) in the fair value of investments held in the Plan are reflected in the Statement of Changes in Net Assets Available for Plan Benefits as net appreciation (depreciation) in fair value of investments.

    Payment of Benefits

Benefit payments are recorded when paid.

    Administrative Fees

The Company pays all administrative expenses of the Plan, except for loan processing fees on loans initiated subsequent to October 1, 1995.

(3) PLAN TERMINATION

Although the Company expects to continue the Plan indefinitely, in the event of
(a) termination with respect to a group or class of participants ("partial termination") or (b) a partial discontinuance of contributions, the unvested portion of Company matching contributions for participants subject to such partial termination or partial discontinuance will become fully vested and non-forfeitable.

(4) TAX STATUS

A favorable determination letter dated December 4, 1996 has been received from the IRS stating that the Trust established under the Plan is exempt from Federal income taxes. Such exemption results from meeting requirements of a qualified plan under the Code. While the Plan has been subsequently amended from time to time, the Plan Administrator and outside legal counsel believe that such amendments have not affected the Plan's status as a qualified plan and that the Plan continues to be in compliance with such requirements.

(5) RELATED PARTY TRANSACTIONS

Plan assets are invested in shares of mutual funds managed by an affiliate of Vanguard Fiduciary Trust Company ("VFTC"). VFTC acts as trustee for only those investments as defined by the Plan. Plan assets are also invested in units of collective funds and mutual funds managed by Merrill Lynch, the former trustee of the Plan. Transactions in such investments qualify as party-in-interest transactions that are exempt from prohibited transaction rules. Certain plan assets are invested in shares of Newmont Mining Corporation, the parent of the Plan sponsor.

(6) RISKS AND UNCERTAINTIES

The Plan provides for various investment options in mutual funds and other investments. Investments, in general, are exposed to various risks, such as interest rate, market volatility and credit risks. Due to the level of risks associated with certain investments, it is reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Plan Benefits with Fund Information.

At December 31,1998 and 1997, the Plan held no derivative instruments directly. However, the Plan held such instruments indirectly through their investments in the collective investment funds and mutual funds, which under the trust agreements, may invest in such instruments. These instruments consist mainly of futures contracts and options. Credit risk exists with respect to these instruments. The credit related gains and losses during the year ended December 31, 1998 were immaterial.

(7) POTENTIAL PARTIAL PLAN TERMINATION

As a result of recent workforce reductions, there has been a decrease in the number of Plan participants. The Trustee is consulting with its legal counsel in order to determine whether or not a partial plan termination may have occurred. If a partial termination has occurred, affected Participants will become fully vested as discussed in Note 3.

                                                                      SCHEDULE I

                         NEWMONT RETIREMENT SAVINGS PLAN
                           FOR HOURLY-RATED EMPLOYEES

            Item 27a--SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                             AS OF DECEMBER 31, 1998

      Name of Issue, Borrower,                                                                   Cost          Current
   Lessor or Similar Party Involved                   Description of Investment                  Basis          Value
--------------------------------------              -----------------------------             -----------    -----------
AIM Constellation Fund, Class A                     Registered Investment Company             $ 4,118,008    $ 4,421,974
Templeton Developing Markets
    Trust - Class I                                 Registered Investment Company                  26,907         25,157
*Vanguard 500 Index Fund                            Registered Investment Company               8,287,272     10,138,146
*Vanguard Extended Market Index Fund                Registered Investment Company                  70,389         67,798
*Vanguard International Growth Fund                 Registered Investment Company               1,029,693      1,153,505
*Vanguard LifeStrategy Conservative
    Growth Fund                                     Registered Investment Company               1,529,725      1,645,915
*Vanguard LifeStrategy Growth Fund                  Registered Investment Company               1,345,260      1,518,126
*Vanguard LifeStrategy Income Fund                  Registered Investment Company                 596,443        620,050
*Vanguard LifeStrategy Moderate Growth
    Fund                                            Registered Investment Company               3,102,485      3,428,657
*Vanguard Prime Money Market Fund                   Registered Investment Company               4,881,300      4,881,300
*Vanguard Total Bond Market Index Fund              Registered Investment Company                 296,535        296,193
*Newmont Stock Fund                                 Employer Stock Fund                         1,993,702      1,195,698
Participant Loans (a)                               Interest rates ranging
                                                        from 8.24% - 10.00%                     3,537,400      3,537,400
                                                                                              -----------    -----------
                                                                                              $30,815,119    $32,929,919
                                                                                              ===========    ===========

* Represents a party-in-interest (Note 5).

(a) Participant Loans under the Plan bear interest at prime, as of the date of borrowing, plus one percent.

         The accompanying notes are an integral part of this schedule.

                                                                     SCHEDULE II
                                                                    Page 1 of 11

                         NEWMONT RETIREMENT SAVINGS PLAN

                           FOR HOURLY-RATED EMPLOYEES

                     Item 27b--SCHEDULE OF LOANS IN DEFAULT

                             AS OF DECEMBER 31, 1998

                                                   Amount Received During
                                                      Reporting Year
                                         --------------------------------------                                  Amount Overdue
                             Original                                 Unpaid                                 ----------------------
     Identity of              Amount                  Estimated     Balance at        Description                         Estimated
       Obligor               of Loan     Principal     Interest     End of Year         of Loan              Principal    Interest
------------------------     --------    ---------    ---------     -----------   -----------------------    ---------    ---------
Michael M. Martin            $ 3,082      $1,403       $ 272         $ 1,606      Loan issue date 1/06/98       $141         $ 19
c/o Newmont Gold Company                                                          Interest Rate 9.25%
1700 Lincoln Street                                                               Collateral is
Denver, Colorado 80203                                                            account balance

Leonard G. Smith              14,040          92          54          13,948      Loan issue date 10/19/98       278          161
c/o Newmont Gold Company                                                          Interest Rate 9.25%
1700 Lincoln Street                                                               Collateral is
Denver, Colorado 80203                                                            account balance

Leland C. Smith                5,700          --          --           5,700      Loan issue date 10/27/98       150           88
c/o Newmont Gold Company                                                          Interest Rate 9.25%
1700 Lincoln Street                                                               Collateral is
Denver, Colorado 80203                                                            account balance

Harold L. Jatkola              5,000         767         273           4,262      Loan issue date 4/22/98        189           51
c/o Newmont Gold Company                                                          Interest Rate 9.5%
1700 Lincoln Street                                                               Collateral is
Denver, Colorado 80203                                                            account balance

James E. Crigler               2,566         500         203           2,066      Loan issue date 1/06/98        116           32
c/o Newmont Gold Company                                                          Interest Rate 9.25%
1700 Lincoln Street                                                               Collateral is
Denver, Colorado 80203                                                            account balance

          The accompanying notes are an integral part of this schedule.

                                                                     SCHEDULE II
                                                                    Page 2 of 11

                         NEWMONT RETIREMENT SAVINGS PLAN

                           FOR HOURLY-RATED EMPLOYEES

                     Item 27b--SCHEDULE OF LOANS IN DEFAULT
                             AS OF DECEMBER 31, 1998


                                             Amount Received During
                                                  Reporting Year
                                       -------------------------------------
                                                                                                                Amount Overdue
                            Original                               Unpaid                                   ----------------------
    Identity of              Amount                 Estimated    Balance at      Description                             Estimated
      Obligor               of Loan    Principal    Interest     End of Year       of Loan                  Principal    Interest
------------------------    --------   ---------    ---------    -----------   -------------------------    ---------    ---------
Richard C. Ryan             $ 2,800     $   72        $ 46        $ 2,782      Loan issue date 6/23/98       $  147         $ 88
c/o Newmont Gold Company                                                       Interest Rate 9.5%
1700 Lincoln Street                                                            Collateral is
Denver, Colorado 80203                                                         account balance

Robert J. Stepper            12,174      1,570         973         10,395      Loan issue date 1/06/98          371          165
c/o Newmont Gold Company                                                       Interest Rate 9.5%
1700 Lincoln Street                                                            Collateral is
Denver, Colorado 80203                                                         account balance

Elliott J. Teague            12,000      6,211         616          5,139      Loan issue date 4/02/98        2,019           81
c/o Newmont Gold Company                                                       Interest Rate 9.5%
1700 Lincoln Street                                                            Collateral is
Denver, Colorado 80203                                                         account balance

Larry W. Cluff                5,000      1,181         391          3,625      Loan issue date 1/06/98          273           57
c/o Newmont Gold Company                                                       Interest Rate 9.5%
1700 Lincoln Street                                                            Collateral is
Denver, Colorado 80203                                                         account balance

         The accompanying notes are an integral part of this schedule.

                                                                     SCHEDULE II
                                                                    Page 3 of 11

                         NEWMONT RETIREMENT SAVINGS PLAN

                           FOR HOURLY-RATED EMPLOYEES

                     Item 27b--SCHEDULE OF LOANS IN DEFAULT

                             AS OF DECEMBER 31, 1998


                                               Amount Received During
                                                   Reporting Year
                                         -------------------------------------                                    Amount Overdue
                             Original                                 Unpaid                                  ----------------------
        Identity of           Amount                  Estimated     Balance at       Description                            Estimate
         Obligor             of Loan     Principal    Interest     End of Year         of Loan                Principal     Interest
------------------------     --------    ---------    ---------    -----------    -----------------------     ---------     --------
Mark J. Meeks                 $8,760      $1,288        $699          $7,309      Loan issue date 1/06/98        $303        $116
c/o Newmont Gold Company                                                          Interest Rate 9.5%
1700 Lincoln Street                                                               Collateral is
Denver, Colorado 80203                                                            account balance

Kirk M. Morgan                 1,347         180         108           1,144      Loan issue date 1/06/98          42          18
c/o Newmont Gold Company                                                          Interest Rate 9.5%
1700 Lincoln Street                                                               Collateral is
Denver, Colorado 80203                                                            account balance

Jon 0. Wossom                  5,115         828         396           4,188      Loan issue date 1/06/98         193          65
c/o Newmont Gold Company                                                          Interest Rate 9.25%
1700 Lincoln Street                                                               Collateral is
Denver, Colorado 80203                                                            account balance

         The accompanying notes are an integral part of this schedule.

                                                                     SCHEDULE II
                                                                    Page 4 of 11

                         NEWMONT RETIREMENT SAVINGS PLAN

                           FOR HOURLY-RATED EMPLOYEES


                     Item 27b--SCHEDULE OF LOANS IN DEFAULT

                             AS OF DECEMBER 31, 1998

                                                Amount Received During
                                                     Reporting Year
                                           ------------------------------------                                   Amount Overdue
                               Original                               Unpaid                                  ----------------------
     Identity of                Amount                  Estimated   Balance at       Description                           Estimated
       Obligor                 of Loan     Principal    Interest    End of Year       of Loan                 Principal    Interest
------------------------       --------    ---------    ---------   -----------   -----------------------     ---------    ---------
Don L. Gilbert                 $ 8,500      $  804        $533        $ 7,644     Loan issue date 3/16/98       $177        $ 91
c/o Newmont Gold Company                                                          Interest Rate 9.5%
1700 Lincoln Street                                                               Collateral is
Denver, Colorado 80203                                                            account balance

Jon A. Heathman                 13,800       1,305         866         12,411     Loan issue date 3/24/98        287         147
c/o Newmont Gold Company                                                          Interest Rate 9.5%
1700 Lincoln Street                                                               Collateral is
Denver, Colorado 80203                                                            account balance

Clinton E. Finlayson             2,100         318          67          1,736     Loan issue date 6/10/98        124          21
c/o Newmont Gold Company                                                          Interest Rate 9.5%
1700 Lincoln Street                                                               Collateral is
Denver, Colorado 80203                                                            account balance

Gregory P. Bjork                 7,569       1,074         638          6,352     Loan issue date 1/06/98        181          75
c/o Newmont Gold Company                                                          Interest Rate 9.5%
1700 Lincoln Street                                                               Collateral is
Denver, Colorado 80203                                                            account balance

       The accompanying notes are an integral part of this schedule.

                                                                     SCHEDULE II
                                                                    Page 5 of 11

                         NEWMONT RETIREMENT SAVINGS PLAN

                           FOR HOURLY-RATED EMPLOYEES

                      Item 27b-SCHEDULE OF LOANS IN DEFAULT

                             AS OF DECEMBER 31, 1998


                                              Amount Received During
                                                  Reporting Year
                                          -----------------------------------                                    Amount Overdue
                            Original                               Unpaid                                   ------------------------
   Identity of               Amount                   Estimated   Balance at       Description                             Estimated
   Obligor                  of Loan       Principal    Interest   End of Year        of Loan                Principal      Interest
------------------------    --------      ---------   ---------   -----------   -----------------------     ---------      ---------
Travis J. Yocum              $5,000        $  134       $164       $4,876       Loan issue date 7/06/98       $ 54          $ 58
c/o Newmont Gold Company                                                        Interest Rate 9.5%
1700 Lincoln Street                                                             Collateral is
Denver, Colorado 80203                                                          account balance

Gary L. Wogan                 6,796         1,746        568        4,856       Loan issue date 1/06/98        289            58
c/o Newmont Gold Company                                                        Interest Rate 9.5%
1700 Lincoln Street                                                             Collateral is
Denver, Colorado 80203                                                          account balance

Edward D. Triplett            7,500           194        121        7,303       Loan issue date 8/25/98        199           116
c/o Newmont Gold Company                                                        Interest Rate 9.5%
1700 Lincoln Street                                                             Collateral is
Denver, Colorado 80203                                                          account balance

Michael M. Silva              1,349            66         11        1,283       Loan issue date 1/06/98        698           107
c/o Newmont Gold Company                                                        Interest Rate 9.5%
1700 Lincoln Street                                                             Collateral is
Denver, Colorado 80203                                                          account balance

         The accompanying notes are an integral part of this schedule.

                                                                     SCHEDULE II
                                                                    Page 6 of 11


                         NEWMONT RETIREMENT SAVINGS PLAN

                           FOR HOURLY-RATED EMPLOYEES

                     Item 27b-- SCHEDULE OF LOANS IN DEFAULT
                             AS OF DECEMBER 31, 1998


                                               Amount Received During
                                                   Reporting Year
                                         -------------------------------------                                  Amount Overdue
                             Original                                Unpaid                                 -----------------------
   Identity of                Amount                  Estimated     Balance at       Description                          Estimated
     Obligor                 of Loan     Principal    Interest     End of Year         of Loan              Principal     Interest
------------------------     --------    ---------    ---------    -----------    -----------------------   ---------     ---------
William W. Harden            $ 3,376       $ 534      $  262         $ 2,778      Loan issue date 1/06/98     $125          $ 43
c/o Newmont Gold Company                                                          Interest Rate 9.25%
1700 Lincoln Street                                                               Collateral is
Denver, Colorado 80203                                                            account balance

Kenneth E. Marlar              9,000         347         219           8,644      Loan issue date 8/04/98      180           103
c/o Newmont Gold Company                                                          Interest Rate 9.5%
1700 Lincoln Street                                                               Collateral is
Denver, Colorado 80203                                                            account balance

Charles E. Wright             12,773       1,949       1,076          10,573      Loan issue date 1/06/98      328           126
c/o Newmont Gold Company                                                          Interest Rate 9.5%
1700 Lincoln Street                                                               Collateral is
Denver, Colorado 80203                                                            account balance

         The accompanying notes are an integral part of this schedule.

                                                                     SCHEDULE II
                                                                    Page 7 of 11

                         NEWMONT RETIREMENT SAVINGS PLAN

                           FOR HOURLY-RATED EMPLOYEES

                     Item 27b--SCHEDULE OF LOANS IN DEFAULT

                             AS OF DECEMBER 31, 1998


                                              Amount Received During
                                                 Reporting Year
                                          -------------------------------------                                  Amount Overdue
                              Original                                Unpaid                                 -----------------------
   Identity of                 Amount                  Estimated    Balance at        Description                          Estimated
     Obligor                  of Loan     Principal    Interest     End of Year        of Loan               Principal     Interest
------------------------      --------    ---------    ---------    -----------    -----------------------   ---------     ---------
Richard P. Medina              $ 9,040     $    91       $334         $ 8,948      Loan issue date 6/24/98     $ 35         $106
c/o Newmont Gold Company                                                           Interest Rate 9.5%
1700 Lincoln Street                                                                Collateral is
Denver, Colorado 80203                                                             account balance

Wayne A. Overholser             12,395       1,674        991          10,510      Loan issue date 1/06/98      395          166
c/o Newmont Gold Company                                                           Interest Rate 9.5%
1700 Lincoln Street                                                                Collateral is
Denver, Colorado 80203                                                             account balance

Marvin Pierce                    2,617         506        202           2,051      Loan issue date 1/06/98      117           32
c/o Newmont Gold Company                                                           Interest Rate 9.25%
1700 Lincoln Street                                                                Collateral is
Denver, Colorado 80203                                                             account balance

Ronald D. Kirkham                7,600       1,002        642           6,462      Loan issue date 1/06/98      170           77
c/o Newmont Gold Company                                                           Interest Rate 9.5%
1700 Lincoln Street                                                                Collateral is
Denver, Colorado 80203                                                             account balance

         The accompanying notes are an integral part of this schedule.

                                                                     SCHEDULE II
                                                                    Page 8 of 11

                         NEWMONT RETIREMENT SAVINGS PLAN

                           FOR HOURLY-RATED EMPLOYEES

                     Item 27b--SCHEDULE OF LOANS IN DEFAULT

                             AS OF DECEMBER 31, 1998


                                               Amount Received During
                                                   Reporting Year
                                          ------------------------------------                                 Amount Overdue
                               Original                             Unpaid                                 -----------------------
      Identity of               Amount                 Estimated   Balance at        Description                         Estimated
       Obligor                 of Loan    Principal    Interest    End of Year         of Loan             Principal     Interest
------------------------       --------   ---------    ---------   -----------   -----------------------   ---------     ---------
Grady S. Hansen                $5,675       $ 755        $453        $4,821      Loan issue date 1/06/98     $178          $ 76
c/o Newmont Gold Company                                                         Interest Rate 9.5%
1700 Lincoln Street                                                              Collateral is
Denver, Colorado 80203                                                           account balance

Ray 0. Zumwalt                  9,400         538         349         8,902      Loan issue date 6/26/98      190           106
c/o Newmont Gold Company                                                         Interest Rate 9.5%
1700 Lincoln Street                                                              Collateral is
Denver, Colorado 80203                                                           account balance

Jay B. Nixon                    3,498         578         365         3,068      Loan issue date 1/06/98       29            12
c/o Newmont Gold Company                                                         Interest Rate 9.5%
1700 Lincoln Street                                                              Collateral is
Denver, Colorado 80203                                                           account balance

Ramon A. Macias                 4,000       1,226         321         3,227      Loan issue date 4/27/98       78            13
c/o Newmont Gold Company                                                         Interest Rate 9.5%
1700 Lincoln Street                                                              Collateral is
Denver, Colorado 80203                                                           account balance

         The accompanying notes are an integral part of this schedule.

                                                                     SCHEDULE II
                                                                    Page 9 of 11

                         NEWMONT RETIREMENT SAVINGS PLAN

                           FOR HOURLY-RATED EMPLOYEES

                     Item 27b--SCHEDULE OF LOANS IN DEFAULT

                             AS OF DECEMBER 31, 1998

                                              Amount Received During
                                                  Reporting Year
                                        -------------------------------------                                 Amount Overdue
                            Original                                Unpaid                                ----------------------
   Identity of               Amount                  Estimated    Balance at       Description                         Estimated
     Obligor                of Loan     Principal    Interest     End of Year        of Loan              Principal    Interest
------------------------    --------    ---------    ---------    -----------      -----------            ---------    ---------
Matthew J. Holford         $ 3,706      $  572         $371       $ 3,138      Loan issue date 1/06/98       $28          $13
c/o Newmont Gold Company                                                       Interest Rate 9.5%
1700 Lincoln Street                                                            Collateral is
Denver, Colorado 80203                                                         account balance

Thomas J. Bruns              5,000         999          496         3,960      Loan issue date 1/06/98        49           16
c/o Newmont Gold Company                                                       Interest Rate 9.5%
1700 Lincoln Street                                                            Collateral is
Denver, Colorado 80203                                                         account balance

Donald T. Hasselblad        12,500       1,020          683        11,584      Loan issue date 6/09/98        86           45
c/o Newmont Gold Company                                                       Interest Rate 9.5%
1700 Lincoln Street                                                            Collateral is
Denver, Colorado 80203                                                         account balance

Robert J. Yocum              3,540         533          195         3,062      Loan issue date 6/12/98        43           13
c/o Newmont Gold Company                                                       Interest Rate 9.5%
1700 Lincoln Street                                                            Collateral is
Denver, Colorado 80203                                                         account balance


         The accompanying notes are an integral part of this schedule.

                                                                     SCHEDULE II
                                                                   Page 10 of 11

                         NEWMONT RETIREMENT SAVINGS PLAN

                           FOR HOURLY-RATED EMPLOYEES


                     Item 27b--SCHEDULE OF LOANS IN DEFAULT

                             AS OF DECEMBER 31, 1998


                                                 Amount Received During
                                                     Reporting Year
                                            ------------------------------------                                  Amount Overdue
                                 Original                              Unpaid                                 ----------------------
     Identity of                  Amount                 Estimated   Balance at        Description                          Estimate
      Obligor                    of Loan    Principal    Interest    End of Year         of Loan              Principal     Interest
------------------------         --------   ---------    ---------   -----------   -----------------------    ---------     --------
Richard C. Knapp                  $ 8,708    $  842       $  445      $ 7,973      Loan issue date 6/09/98      $ 68          $31
c/o Newmont Gold Company                                                           Interest Rate 9.5%
1700 Lincoln Street                                                                Collateral is
Denver, Colorado 80203                                                             account balance

David P. Manley                    25,900     1,799        1,182       24,179      Loan issue date 7/01/98       176           95
c/o Newmont Gold Company                                                           Interest Rate 9.5%
1700 Lincoln Street                                                                Collateral is
Denver, Colorado 80203                                                             account balance

Tom E. Senecal                      6,990     1,032          693        5,891      Loan issue date 1/06/98        52           23
c/o Newmont Gold Company                                                           Interest Rate 9.5%
1700 Lincoln Street                                                                Collateral is
Denver, Colorado 80203                                                             account balance

Fred A. Critchlow                   1,500       646           69          892      Loan issue date 6/30/98        61            4
c/o Newmont Gold Company                                                           Interest Rate 9.5%
1700 Lincoln Street                                                                Collateral is
Denver, Colorado 80203                                                             account balance


         The accompanying notes are an integral part of this schedule.

                                                                     SCHEDULE II
                                                                   Page 11 of 11

                         NEWMONT RETIREMENT SAVINGS PLAN

                           FOR HOURLY-RATED EMPLOYEES

                     Item 27b--SCHEDULE OF LOANS IN DEFAULT

                             AS OF DECEMBER 31, 1998

                                              Amount Received During
                                                  Reporting Year
                                         -------------------------------------                                   Amount Overdue
                            Original                                 Unpaid                                   ----------------------
      Identity of            Amount                   Estimated    Balance at         Description                          Estimated
       Obligor              of Loan      Principal    Interest     End of Year          of Loan               Principal     Interest
------------------------    --------     ---------    ---------    -----------     -----------------------    ---------    ---------
Gerardo C. Cruz             $ 1,500        $ 359        $ 83         $ 1,180       Loan issue date 6/09/98      $ 29          $ 5
c/o Newmont Gold Company                                                           Interest Rate 9.5%
1700 Lincoln Street                                                                Collateral is
Denver, Colorado 80203                                                             account balance

Joe E. Gillespie              6,000          771         274           5,265       Loan issue date 7/01/98        75           20
c/o Newmont Gold Company                                                           Interest Rate 9.5%
1700 Lincoln Street                                                                Collateral is
Denver, Colorado 80203                                                             account balance

Luis C. Gutierrez             2,000          929         198           1,054       Loan issue date 1/06/98        45            4
c/o Newmont Gold Company                                                           Interest Rate 9.5%
1700 Lincoln Street                                                                Collateral is
Denver, Colorado 80203                                                             account balance

Norman G. Moser              21,300        1,481         972          19,884       Loan issue date 7/01/98       145           78
c/o Newmont Gold Company                                                           Interest Rate 9.5%
1700 Lincoln Street                                                                Collateral is
Denver, Colorado 80203                                                             account balance

         The accompanying notes are an integral part of this schedule.

                                                                    SCHEDULE III
                                                                     Page 1 of 2


                         NEWMONT RETIREMENT SAVINGS PLAN

                           FOR HOURLY-RATED EMPLOYEES

                Item 27d-SCHEDULE OF REPORTABLE TRANSACTIONS(a)

                    JANUARY 1, 1998 THROUGH DECEMBER 31, 1989

(a) Individual or series of transactions which, when aggregated, involve an amount in excess of 5% of plan assets as of the beginning of the plan year. Purchases and sales are made at current value on the date of the transaction.


                                                             Number of
                                                           Transactions
                                                        --------------------   Purchase       Selling       Cost of        Gain or
  Name of Issuer or Party Involved                      Purchases      Sales    Price          Price         Asset         (Loss)
-----------------------------------------------         ---------      -----  -----------   -----------   -----------   ------------
*The Vanguard Fiduciary Trust Company -
 AIM Constellation Fund, Class A                           67            --   $ 5,216,147   $        --   $        --   $        --
 AIM Constellation Fund, Class A                           --           100            --     1,047,586     1,095,998       (48,412)
 Vanguard 500 Index Fund                                  153            --    10,716,556            --            --            --
 Vanguard 500 Index Fund                                   --           175            --     2,660,713     2,439,659       221,054
 Vanguard International Growth Fund                        81            --     1,361,021            --            --            --
 Vanguard International Growth Fund                        --            90            --       361,770       331,124        30,646
 Vanguard LifeStrategy Conservative Growth Fund            69            --     2,192,032            --            --            --
 Vanguard LifeStrategy Conservative Growth Fund            --            58            --       687,839       662,353        25,486
 Vanguard LifeStrategy Growth Fund                         87            --     1,794,624            --            --            --
 Vanguard LifeStrategy Growth Fund                         --            74            --       480,736       449,792        30,944
 Vanguard LifeStrategy Moderate Growth Fund                85            --     3,767,975            --            --            --
 Vanguard LifeStrategy Moderate Growth Fund                --            96            --       710,944       665,490        45,454
 Vanguard LifeStrategy Money Market Fund                  176            --     6,854,913            --            --            --
 Vanguard LifeStrategy Money Market Fund                   --           143            --     1,973,613     1,973,613            --
 AIM Constellation Fund                                    42            --     4,736,910            --            --            --
 AIM Constellation Fund                                    --            55            --     5,113,347     4,739,160       374,187

*Newmont Gold Company -
 Newmont Stock Fund                                       106            --     2,248,113            --            --            --
 Newmont Stock Fund                                        --           131            --       580,351       741,220      (160,869)

*Represents a party-in-interest (Note 5)

         The accompanying notes are an integral part of this schedule.

                                                                    SCHEDULE III
                                                                     Page 2 of 2

                         NEWMONT RETIREMENT SAVINGS PLAN

                           FOR HOURLY-RATED EMPLOYEES

                Item 27d--SCHEDULE OF REPORTABLE TRANSACTIONS(a)

                    JANUARY 1, 1998 THROUGH DECEMBER 31, 1998

(a) Individual or series of transactions which, when aggregated, involve an amount in excess of 5% of plan assets as of the beginning of the plan year. Purchases and sales are made at current value on the date of the transaction.

                                               Number of
                                              Transactions
                                          --------------------    Purchase    Selling      Cost of       Gain or
  Name of Issuer or Party Involved        Purchases      Sales     Price       Price        Asset        (Loss)
-----------------------------------       ---------      -----    --------   ----------   ----------   ----------
 *Merrill Lynch Trust Company-

  U.S. Government Money Market Fund            1           --     $     36   $       --   $       --   $       --
  U.S. Government Money Market Fund           --            1           --    2,791,874    2,791,874           --
  PIMCO Low Duration Fund                      1           --           14           --           --           --
  PIMCO Low Duration Fund                     --            1           --    1,400,087   1,217,209      182,878
  Neuberger & Berman Guardian Trust            1           --           29           --           --           --
  Neuberger & Berman Guardian Trust           --            1           --    3,634,717    3,172,474      462,243
  MasterWorks S&P 500 Fund                     1           --           36           --           --           --
  MasterWorks S&P 500 Fund                    --            1           --    3,739,140    2,966,073      773,067
  AIM Constellation Fund                       1           --          237           --           --           --
  AIM Constellation Fund                      --            1           --    4,073,370    3,854,714      218,656
  LifePath 2010 Fund                          --           --           --           --           --           --
  LifePath 2010 Fund                          --            1           --    1,534,840    1,299,239      235,601
  LifePath 2020 Fund                          --           --           --           --           --           --
  LifePath 2020 Fund                          --            1           --    1,574,236    1,276,214      298,022

*Represents a party-in-interest (Note 5)

          The accompanying notes are an integral part of this schedule.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                              NEWMONT MINING CORPORATION
                              RETIREMENT SAVINGS PLAN FOR HOURLY-RATED EMPLOYEES



                              By: /s/ Orlando Esquibel
                                  -----------------------------------------
                                  Orlando Esquibel
                                  Administration Committee Member


Dated: June 29, 1999          By: /s/ Timothy J. Schmitt
      --------------------        ------------------------------------------
                                  Timothy J. Schmitt
                                  Vice President, Secretary and
                                  Assistant General Counsel

                                  EXHIBIT INDEX


Exhibit No.                    Exhibit
-----------                    -------
    23              Consent of Arthur Andersen LLP